3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

December 19, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mary Cole, Esq.

Re:	Equinox Funds Trust
1940 Act File No. 811-22447

Dear Ms. Cole:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to the Fund’s preliminary proxy materials filed with the Commission on December 9, 2014. The proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures contained in the proxy materials. The responses to the Staff’s comments are reflected in the definitive proxy materials. We have organized the Fund’s response to the Staff’s comments by setting forth the Staff’s comments in italicized text followed by the Fund’s response.

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U.S. Securities and Exchange Commission

December 19, 2014

1.	In the background section on page 2 of the Proxy Statement, identify the types of swaps agreements that the Fund will utilize.

Response:  The Fund will utilize total return swaps that are cash-settled. The Proxy Statement has been revised to address the Staff’s comment.

2.	Will the Fund write credit default swaps (i.e., sell insurance)? If so, confirm whether it will cover the notional with liquid securities.

Response:  The Fund will not write credit default swaps.

3.

Confirm that the Fund has considered the Staff guidance promulgated in the Letter regarding derivatives dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response:  The Fund has considered the Staff guidance regarding derivatives disclosure in the above-referenced letter.

4.	What effect will the reduction in the expense cap have on the Adviser’s ability to recoup previously waived fees or reimbursed expenses?

Response:  The Adviser will only be able to recoup to the extent the Fund’s expense ratio falls below the new expense cap level.

5.	How will the reduction in the advisory fee impact fund shareholders? Will the Fund realize the full reduction in the advisory fee?

Response:  The Fund is moving from a manager of managers approach to being managed by a single adviser. In connection with the change in the investment strategy shareholders are being asked to approve the change in the advisory fee payable by the Fund. Accordingly, the contractual advisory fee paid to the Advisor by the Fund will be reduced by 100 basis points and total expenses are expected to be reduced by a corresponding amount.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust
John M. Ford, Esq.

EXHIBIT A

EQUINOX FUNDS TRUST

1775 SHERMAN STREET

SUITE 2500

DENVER, CO 80203

December 19, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Cole, Esq.

Re:	Equinox Funds Trust (the “Trust”)
File No. 811-22447

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to proxy materials filed with the Commission on December 9, 2014 (the “Proxy Statement”), the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Proxy Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and (iii) the Trust may not assert staff comments with respect to the Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,

/s/ Phil Liv

Phil Liv

President

Cc:	John M. Ford, Esq.
John P. Falco, Esq.